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                             August 5, 2020

       David Sobelman
       President and Chairman of the Board
       GENERATION INCOME PROPERTIES, INC.
       401 East Jackson Street
       Suite 3300
       Tampa, FL 33602

                                                        Re: GENERATION INCOME
PROPERTIES, INC.
                                                            Amendment No. 3 to
Form S-11
                                                            Filed July 20, 2020
                                                            File No. 333-235707

       Dear Mr. Sobelman:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 10, 2020 letter.

       Amendment No 3. on Form S-11

       Our Distribution Policy, page 39

   1. We have considered your responses to our prior comments 1 and 2. Please address the following with respect
to you distribution table:
                                                            Please revise your
table to begin with the trailing twelve month net earnings as of the date of your most
recently completed quarter. Your disclosure should include a reconciliation of
the trailing twelve month amount to the quarterly and annual periods reflected in your
historical or pro forma financial statements as applicable.
                                                            Please explain to
us the purpose for your adjustment "increase in operating loss from increase in
expenses" and explain to us how that adjustment was calculated.
 David Sobelman
GENERATION INCOME PROPERTIES, INC.
August 5, 2020
Page 2
             We note that your table currently reflects a payout ratio of 90%. Please confirm that this ratio will be updated once you have determined your estimated annual distribution.

       You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,
FirstName LastNameDavid Sobelman
                                           Division of Corporation Finance
Comapany NameGENERATION INCOME PROPERTIES, INC.
                                           Office of Real Estate & Construction
August 5, 2020 Page 2
cc:       Curt Creely, Esq.
FirstName LastName